Exhibit 1

CEMEX HIGHLIGHTS POSITIVE OUTLOOK FOR MEXICAN CEMENT MARKET

MONTERREY, MEXICO. January 17, 2007- In an industry meeting in Mexico (Reunión Nacional de Industriales of the CANACINTRA), Ricardo Charvel, CEMEX Mexico’s spokesman, highlighted the expected positive results for 2006 and 2007 for our Mexican operations.

Charvel indicated that CEMEX Mexico’s domestic gray cement business is expected to experience top line growth in nominal-Mexican-peso terms of about 12% for 2006 with a possible growth of roughly 8% for 2007.

Charvel also reaffirmed CEMEX’s positive outlook on the Mexican economy and highlighted our plans to potentially invest up to $1.2 billion dollars between 2007 and 2009 in maintenance capital expenditures, already-announced expansion-capital-expenditure projects, as well as other investment initiatives which are currently under consideration.

2006 full-year results and 2007 outlook will be discussed in our fourth-quarter-2006 results report and conference call which are expected to take place in the upcoming days.

CEMEX is a growing global building solutions company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.